
PROCESSING
RECEIVED
MAR 05 2002
SEC MAIL
SECTION
365
WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003970

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52620

3/8/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RockSolid Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue - 39th Floor
(No. and Street)

New York (City) — New York (State) — 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Hornstein — (212) 351-9777
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert W. Taylor & Co.
(Name — *if individual, state last, first, middle name*)

160 Broadway-Room 800 Front (Address) — New York (City) — NY (State) — 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Hornstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RockSolid Capital, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Steven Hornstein
Signature

Proprietor
Title



Notary Public

KATHLEEN ANDRES
Notary Public, State of New York
No. 01AN5051913
Qualified in Nassau County
Commission Expires Nov. 13, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) x Computation of Aggregate Indebtedness

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 28, 2002

RockSolid Capital, LLC
(A Limited Liability Company)
280 Park Avenue - 39th Floor
New York, NY 10017

Attention: Steven Hornstein

Gentlemen:

We have audited the accompanying Statement of Financial Condition as at December 31, 2001 of RockSolid Capital, LLC, and the related Statement of Income, Statement of Changes in Properitorship Capital and Statement of Cash Flow, for the year then ended. These Financial Statements are the responsibility of the Management. Our responsibility is to express an opinion on these Financial Statements, based on our audit.

We conducted our audit in accordance with generally accepted auditing stsndards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Financial Statements are free of material misstatements. Our audit also includes assessing the accounting principles used, and significant estimates made by Management, as well as evaluations of the overall Financial Statements presentation. We believe thqt our audit procedures provide a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above presents fairly, in all material aspects, the financial position of RockSolid Capital, LLC, as at December 31, 2001, and the results of their operation, and their cash flow, for the year then ended, in conformity with generally accepted accounting principles.

Robert W Taylor CPA

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

ROCKSOLID CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:	
Cash in bank	$ 302,124.99
Due from clearing broker	614,343.98
Securities owned - at market value	860,996.13
Total current assets	1,777,465.12
Total assets	$1,777,465.12

LIABILITIES AND PROPERITORSHIP CAPITAL

CURRENT LIABILITIES:	
Accounts payable	$ 657.50
Total current liabilities	657.50
PROPERITORSHIP CAPITAL:	
Schedule attached	1,776,807.62
Total liabilities and properitorship capital	$1,777,465.12

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

ROCKSOLID CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2001

Note 1:

The Statements of Financial Condition and all related statements, are prepared in accordance with generally accepted accounting principles, and all are unconsolidated.

Note 2:

Cash in bank is subjected to ready withdrawal and no restrictions exist on such amount.

Note 3:

The clearance broker account is used for receipts and delivery of all security transactions of the Respondent, with an agreed charge for each transaction.

Note 4:

The securities owned are valued at market as at December 31, 2001.

Note 5:

The accounts payable are due for the current period ending December 31, 2001.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

ROCKSOLID CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
SCHEDULE OF CHANGES IN PROPERITORSHIP CAPITAL
FOR ONE YEAR ENDED DECEMBER 31, 2001

STEVEN HORNSTEIN, PROPERITORSHIP EQUITY:

Balance as at January 1, 2001		$1,459,012.90
ADD:		
Contributions to equity:		
March 31, 2001	$394,354.00	
October 9, 2001	91.52	
		394,445.52
		1,853,458.42
LESS:		
Withdrawl		80.50
		1,853,377.92
LESS:		
Loss for year ended December 31, 2001		(76,570.30)
Balance al at December 31, 2001		$1,776,807.62

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

ROCKSOLID CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR ONE YEAR ENDED DECEMBER 31, 2001

INCOME:		
Dividends		$ 144.00
Interest		50,411.67
Miscellaneous		200.71
Trading income		25,388.10
Total income		76,144.48
EXPENSES:		
Accounting and legal	$ 34,477.35	
Clearance charges	13,204.82	
Donations	5,300.00	
Entertainment	23,378.63	
Equipment rental	210.00	
General and miscellaneous	70.00	
Insurance	12,154.05	
Interest - on margin	627.93	
Office expense	11,059.48	
Office supplies	7,829.68	
Registration and assessments	650.00	
Rent - Philadelphia Exchange	23,200.82	
Salaries - wages	1,000.00	
- processing charges	381.49	
SIPC	150.00	
Taxes:		
employee payroll	456.96	
other	100.00	
Travel	18,463.57	
Total expenses		152,714.78
Net loss for period		$ (76,570.30)

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

ROCKSOLID CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOW SCHEDULE
FOR ONE YEAR ENDED DECEMBER 31, 2001

Cash at beginning of period:		
January 1, 2001		$ 906,657.97
ADD:		
From operations:		
Net loss as reported	$(76,570.30)	
From non-cash activity:		
Contributions to equity	394,365.02	
Decrease in interest receivable	46,173.90	
Decrease in miscellaneous receivable	23,826.10	
		387,794.72
		1,294,452.69
LESS:		
Uses for non-cash activity:		
Increase in securities	69,589.80	
Decrease in accrued expenses	38,777.90	
Increase in due to clearance broker	855,397.50	
Decrease in options	28,562.50	
		992,327.70
Cash balance at end of period:		
December 31, 2001		$ 302,124.99

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17-a5 OF THE SECURITIES AND EXCHANGE COMMISSION

RockSolid Capital, LLC
(A Limited Liability Company)
280 Park Avenue, 30th Floor
New York, NY 10017

Attention: Steven Hornstein

Gentlemen:

We have audited the Financial Statements of RockSolid Capital, LLC, as at December 31, 2001, and have issued our report thereon, dated February 28, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. This information contained in Schedules 1, 11, 111, 1V, V, V1 and V11 is presented for the purpose of additional information and analysis and is not a required part of the basic Financial Statements, but is Supplementqry Information required by Rule 17a5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the Financial Statements, and in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

Robert W. Taylor & Co

DATED: February 28, 2002

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

ROCKSOLID CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17-a5 AS AT DECEMBER 31, 2001

SCHEDULE 1

COMPUTATION OF NET CAPITAL

FOCUS NUMBER			
1	Total ownership equity from Statement of Financial Condition		$1,776,807.62
3	Total ownership capital		$1,776,807.62
5	Total capital		$1,776,807.62
8	Net capital before haircut on securities		$1,776,807.62
9	Haircut on securities:		
C2	Debt securities	$125,980.00	
C4	Other securities	69,121.00	
			195,101.00
10	Net capital		$1,581,706.62

SCHEDULE 11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum net capital required	$ 44.00
12	Minimum dollar net capital requirement	$ 100,000.00
13	Net capital requirement	$ 100,000.00
14	Excess net capital	$1,481,707.00
15	Excess net capital at 1000%	$1,581,641.00

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

ROCKSOLID CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17-a5 AS AT DECEMBER 31, 2001

FOCUS NUMBER

SCHEDULE 111

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total aggregate indebtedness from Statement of Financial Condition	$ 657.50
19	Total aggregate indebtedness	$ 657.50
20	Percentage of aggregate indebtedness to net capital	0.0004%

SCHEDULE 1V

COMPUTATION OF RESERVE REQUIREMENT

The Respondent has no reserve requirement as it effects no transactions with customers, as defined in Rule 15c3-3.

SCHEDULE V

INFORMATION FOR POSSESSION OR CONTROL RULE 15-c-3-3

Not applicable as Respondent does not retain possession or control of customer's securities.

SCHEDULE V1

RECONCILIATION PURSUANT TO RULE 17a5 (d) (2)

Net capital per Focus Report	$1,581.707.00
Net capital per Audit Report	1,581,706.62
Difference	$ .38
Aggregate indebtedness per Audit Report	$ 657.50
Aggregate indebtedness per Focus Report	657.00
Difference	$ .50

Note:
Difference is deemed to be immaterial, and comes from rounding-off.

SCHEDULE V11

STATEMENT OF MATERIAL IN-ADEQUACIES, RULE 17a5 (J)

None found in audit period.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 28, 2002

National Association of Securities
Dealers, Inc.
Regulation Inc. / Systems Support
9509 Key West Avenue - 3rd Floor
Rockville, MN 20850

Re: RockSolid Capitql, LLC
(A Limited Liability Company)
SIPC CONTRIBUTION
For Year Ending December 31, 2001

Gentlemen:

In regard to the above matter, and in keeping with requirements of SEC Rule 17-a5 (e) (4), please be advised that RockSolid Capital, LLC (A Limited Liability Company), SEC File Number 8-52620, is a member of SIPC, and has complied with all report requirements.

Form SIPC-4, for the calander year 2001, was filed on January 16, 2002, and $150.00 was paid, as required by Resolution of the SIPC Board of Directors on December 31, 1995.

In our opinion, the General Assessment was paid in accordance with applicable instructions and Forms of SIPC.



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